EXHIBIT 12.1

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,		Year Ended December 31,
($ in thousands)	2006	2005	2005	2004	2003	2002	2001
I. Earnings:
Net income	$13,507	$11,980	$16,176	$16,176	$13,380	$11,507	$8,040
Fixed charges excluding preferred stock dividends	—	—	—	—	—	—	—

Earnings before fixed charges	$13,507	$11,980	$16,176	$16,176	$13,380	11,507	8,040

II. Fixed charges:
Preferred stock dividends	$10,689	$10,689	$14,252	$14,252	$12,125	$9,663	$5,987

III. Ratios of earnings to fixed charges	1.26x	1.12x	1.13x	1.13x	1.10x	1.19x	1.34x